Mail Stop 7010

								April 11, 2006

Clifford Lerner
Chief Executive Officer
Etwine Holdings, Inc.
366 North Broadway
Jericho, NY 11753

	Re:	Etwine Holdings, Inc.
      Registration Statement on Form SB-2
      Filed March 14, 2006
      File No. 333-132401

Dear Mr. Lerner:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Your disclosure indicates that you are a development stage company issuing penny stock and you have minimal assets, revenues, and operations. Moreover, your only officer and director, Clifford Lerner is the brother of Darrell Lerner. According to public disclosures, Darrell Lerner, a shareholder and former sole officer and director of the company, has been associated with the following public companies:
Universal Flirts Corp., Relocate 411.com, Inc., China Elite Information Co., Ltd., New Medium Enterprises, Inc., Fantasy Sports
Net Inc., and Sports Source Inc.

The periodic reports filed by these companies indicate that they took little or no steps to advance implementation of the business plans described in their initial filings. Many of these companies have entered into reverse mergers. These facts suggest that eTwine`s business may be commensurate in scope with the uncertainty ordinarily associated with a blank-check company and should comply with Rule 419.

Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. We may have additional comments upon review of your response.

2. We note that many of the selling shareholders also appear as selling shareholders in other registration statements filed by Universal Flirts Corp., Relocate 411.com, Inc., and Sports Source Inc. Please disclose how and by whom these selling shareholders were identified and brought together in these transactions and describe the connections, relationships and arrangements among them and the promoters of the company. We may have further comment after reviewing your response.

Prospectus Cover Page

3. The subject to completion legend required by Item 501(b)(10) of Regulation S-K should appear on the cover page of the prospectus rather than the facing page of the registration statement. Please revise.

About Our Company

4. Disclose here and under Description of Business section that you are a shell company as defined under Rule 405 of the Securities Act.
In this regard, we note that you have minimal operations and assets consisting primarily of cash. We also note that you issued shares to
Clifford and Darrel Lerner in connection with the acquisition of eTwine, Inc. Note that where promoters or their affiliates of a company that would otherwise be a shell company place assets or operations in that company which are later returned (or where there is an understanding that they will be returned) after a business combination by that company, those assets or operations would be considered "nominal" for purposes of the registrant`s shell company status. See SEC Release 33-8587 for more information.

5. Based on the history of your promoter, disclose whether you intend to engage in a reverse merger or acquisition.

6. Please disclose your prior history with your promoters and their affiliation with other public shell companies. Describe whether any of these companies were ever successful in achieving profitability or carrying out their business plan. For example, disclose Darrell Lerner`s affiliation with Universal Flirts, Inc., an online dating service, and that this company entered into a reverse merger with a
Chinese company engaged in the unrelated business of designing cell phones three months after the registration statement went effective in December 2004.

7. Please describe in greater detail the purpose and material terms of the 2005 exchange agreement.

Risk Factors

8. Some of your risk factors use language like "we cannot assure you," "no assurance can be given" or "we cannot guarantee."
Please
delete this language; the real risk is not your inability to assure, but the condition described.

9. Please avoid language in risk factors like "material adverse effect." Instead, please state what the specific impact will be on your financial condition or results of operations.

10. Please add risk factors that address the following:

* The risks associated with being a shell company with nominal assets and operations, including that you may enter into a reverse merger with a private company in an unrelated business without approval from the unaffiliated shareholders and the competition you face in seeking merger candidates with other shell companies that may be owned by your promoters.
* Your promoters are affiliated with other shell companies and describe whether any of these companies were ever successful in achieving profitability.
* Sales of a substantial number of shares of your common stock into the public market by Clifford Lerner may result in significant downward pressure on the price and the ability of your shareholders to realize any current trading price.

We have a limited operating history . . .

11. The statement that investors must consider the problems, expenses, difficulties, etc. frequently encountered by a small developing company is vague. To the extent that these items make this offering risky, you must specifically describe them in your risk factor section. Please revise.

Selling Shareholders

12. Disclosure in the table that Clifford Lerner will own 100% of the company`s stock after the offering appears to be an error. Please revise.

13. Please disclose any material relationships between the selling shareholders and the company or its promoters. See Item 507 of Regulation S-B.
14. Describe how each selling shareholder acquired the securities they are selling.

15. Please disclose whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer. We note, for example, that the Universal Flirts filing disclosed that Darrell Lerner is a registered representative with PMG Securities Corp., a registered broker-dealer. If a selling shareholder is a broker-dealer, the prospectus should state that the seller is an underwriter. If a selling stockholder is an affiliate of a broker-
dealer, provide the following representations in the prospectus:
(1)
the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide these representations, state that the seller is an underwriter.

Plan of Distribution

16. As noted in your risk factors, please describe the risks relating to finding a market maker to list your shares on the OTCBB.

17. Please disclose that the selling shareholders may be underwriters with respect to the shares that they are offering for resale.

Directors and Executive Officers

18. Please provide the dates for the positions that Clifford
Lerner
held during the past five years.

Description of Securities

19. Describe the provisions of Delaware law that may delay, defer or prevent a change of control.

Description of Business

Revenue Streams

20. Please disclose what you mean by "a critical mass of users" and
"a reasonable number of users."

21. Clarify, if true, that the advertisements on your website that have generated your revenue were placed there in connection with the
"Google AdSense" program you reference in your summary section.
Briefly explain how this program works.

Management Discussion and Analysis

22. Consistent with disclosure in your summary section, please explain how you generate revenue using the Google AdSense program, as this appears to be the sole means by which you earned revenue as of the end of 2005. If you have an agreement regarding this program, please file it as an exhibit, as it seems that you are substantially dependent upon it at this time.

23. Disclose the specific dates for the timetable to which you refer.
For example:

* What month do you intend to implement a major upgrade to eTwine?
* When do you expect the major upgrade to be completed?
* What month do you expect to develop a marketing plan?
* When in the third quarter do you expect to launch additional websites?

24. In the risk factors you state that you will need to raise additional funds through public or private debt or sale of equity to achieve your current plan of operations. Describe your cash requirements and financing plans, including timing, and how they specifically correlate to your business plan.

25. Since you show revenues in each of the last two fiscal years, please provide the disclosure required by Item 303(b) of Regulation
S-B.

26. Based on information in your financial statements, please provide a detailed description of:

* the sources of your cash,
* professional fee expenses,
* consulting expenses and the two year consulting agreement,
* research and development expenses,
* non-cash investing and financing activities from 2004 to date,
* the advances from shareholders, and
* the convertible note payables.

Please also file any agreement related to the above as exhibits.

Description of Property

27. Disclose, if true, that this property is leased.

Certain Relationships and Related Transactions

28. Please provide disclosure relating to Darrell Lerner since he appears to be a promoter, as required under Item 404(d) of Regulation
S-B.
29. Please disclose the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from the issuer. For example, disclose any fees or notes payable to
Darrell Lerner.  See Item 404(d) of Regulation S-B.

30. Describe the stock purchase agreement and share exchange agreement dated December 25, 2005.

31. Disclose in detail the purpose and use of the $92,648 paid to eTwine by Darrell Lerner prior to the merger.

32. Please file the promissory note as an exhibit.

Report of Independent Registered Public Accounting Firm

33. Please advise us about the following:

* We were unable to confirm that your independent accountant, Webb
&
Company is currently licensed in New York.
* We assume that the operations and assets of your company are located in New York. Tell us why you selected a Florida accounting firm to perform your audit.
* Tell us if the audit was performed in New York or Florida.
* Tell us how you have met the requirements to provide financial statements audited by an auditor who meets the requirements of Rule
2-01(a) of Regulation S-X.
* Tell us what consideration you have given to New York state laws governing audits of New York companies performed by accountants who are licensed by other states.

34. The first paragraph of your accountants report states that they have audited the statements of operations, changes in stockholders` deficiency and cash flows for the period from "7, 2004
(inception)."
Please revise as appropriate to reference the correct date.

Note 2. Website, page 9

35. Please provide us with a more comprehensive description of the nature of the costs you have capitalized related to the development of your website. In this regard, please also tell us the timeframe over which such costs were incurred.

Part II. Item 26. Recent Sales of Unregistered Securities

36. For each transaction, disclose the total offering price or describe the transaction and the type and amount of consideration received by the company. See Item 701 of Regulation S-B.

37. Please expand your disclosure to include an analysis of why you believe Section 4(2) is an appropriate exemption for the private placement to over 40 individuals.

38. Please include all securities you have sold within the past three years and list each transaction separately. See Item 701 of Regulation S-B. For example, as disclosed in the financial statements:

* the shares privately placed in 2004 and 2005,
* the shares sold for subscription receivables, consulting and legal fees, and other services,
* the convertible notes.

Exhibits

39. Please file the stock purchase agreement and share exchange agreement between you and eTwine, Inc. dated December 25, 2005.

Exhibit 5.1 - Legal Opinion

40. The legal opinion states that counsel is representing Sports
Source, Inc. Please revise.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Patricia Armelin at (202) 551-3747 or in her absence, John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, me at
(202) 551-3760 if you have any other questions.


Sincerely,



Pamela A. Long
Assistant Director

cc:	Gregg E. Jaclin, Esq.
	Anslow & Jaclin, LLP
	195 Route 9 South, Suite 204
	Manalapan, NJ 07726
Clifford Lerner
Etwine Holdings, Inc.
April 11, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE